Mail Stop 3561

June 21, 2007

Allan Richards, Senior Vice President
The Great Atlantic & Pacific Tea Company, Inc.
Two Paragon Drive
Montvale, NJ 07645

> **Re: The Great Atlantic & Pacific Tea Company, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 24, 2007**
> **File No. 333-143212**

Dear Mr. Richards:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Transaction, page 46

1. Please revise to elaborate upon why, after soliciting over 50 potentially interested parties, Pathmark decided to sell a substantial minority interest. Explain whether any of the parties expressed an interest in purchasing Pathmark.

2. You mention that Ronald Burkle, a principal of Yucaipa Company, contacted Christian Haub and that they held several meetings in 2005. Please revise to provide greater detail concerning the dates and subject matter of these meetings. Similarly, please provide greater detail concerning the meeting in New York after the Pathmark's board meeting on October 25, 2005.

3. In the fourth paragraph, you mention Tengelmann for the first time in this section. Please revise your disclosure to explain who they are and why they became involved in the transaction.

4. Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that "representatives" of Yucaipa, JPMorgan or Pathmark, "the independent members of the A&P board," or "management" performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

5. You disclose that in connection with discussion with private equity investors in November 2006, Tengelmann could not reach agreement with one party because numerous significant issues could not be resolved. Please revise your disclosure here and elsewhere where you make such references to summarize those issues.

6. We note that the Pathmark board of directors considered the A&P proposal and the alternatives available at its November 28, 2006 meeting. Please revise to include a discussion of the alternatives it considered.

7. In an appropriate place in your registration statement, please discuss the role Yucaipa played as a consultant to Pathmark and how they assisted Pathmark in determining to pursue the acquisition.

8. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document and, if written, filed as an exhibit. This requirement includes final and preliminary reports. For example, please confirm to us that you have described in detail all oral and written presentations made to the board. In addition, you should file as exhibits to the Form S-4 any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

Comparative Per Share Data, page 24

9. Please present such information in comparative columnar form such that pro forma and pro forma equivalent can be readily compared to the historical per share data. See Item 3(f) of the Instructions to Form S-4.

Opinion of A&P's Financial Advisor, page 85

10. On page 86 and elsewhere in this discussion, you refer to the Synergies and the Divestiture Case that were prepared by A&P. Please disclose these forecasts or, if you believe they should not be disclosed, please explain why.

11. On page 92, please disclose how much of the $12 million fee was paid on announcement as compared to the amount that is contingent upon completion of the merger.

Unaudited Pro Forma Condensed Combined Financial Information, page 138

Note 1 – Basis of Presentation, page 141

12. We note your statement "…. the merger may differ materially from that reflected in these pro forma financial statements for a number of reasons explained herein." While pro forma financial statements are "as if" presentations that involve estimates and assumptions, uncertainties affecting the pro forma presentation and the possible consequences when they are resolved should be highlighted and quantified via discussion and sensitivity analysis. Accordingly, please summarize the specific reasons the pro forma financial statements may differ from actual assumptions used at closing under this caption. In this regard, you may perform the sensitivity analysis here or where the uncertain estimates are discussed in detail.

13. Your discussion in the second paragraph under this heading suggests that the pro forma financial statements are presented solely to comply with Article 11 of Regulation S-X. Article 11 contemplates pro forma financial statements provide the user with a presentation of the merging companies on an "as if" combined basis and should be prepared with some degree of effort in obtaining the necessary valuations, assumptions, etc. In this regard, we note a substantial amount of purchase price adjustments that have not been made in the pro forma financial statements but will be made upon consummation. Further it appears the purchase price could change. To the extent the volume of items requiring a sensitivity analysis would render the presented pro forma financial statements less meaningful, please consider additional pro forma presentations for different scenarios. See Rule 11-02(b)(8) of Regulation S-X.

Note 2 – Purchase Price, page 141

14. It appears that several components of the total purchase price will change based on changes in the quoted market price of Pathmark shares. If so, please present a sensitivity analysis for a given change in the price of Pathmark shares.

15. Please disclose the calculated fair value under Black Scholes for the Pathmark options, warrants, restricted stock and restricted stock unit holders such that a user could recalculate the amounts in the table at the bottom of page 142.

16. Please supplementally explain why the out-of-money options granted prior to June 9, 2005, where consents are not obtained, will receive compensation treatment for the excess of fair value of the A&P options over the Pathmark options. In this regard, tell us how the fair values of the exchanged Pathmark options are reflected in the purchase price. Finally make it clear that the compensation charge is not included in the pro forma statement of operations. See Rule 11(b)(5) of Regulation S-X.

Note 3 – Purchase Price Allocation, page 143

17. We note from your disclosure that management is not able to estimate the value of certain assets at this time. Please expand your disclosure to clearly indicate, if true.

18. You state that the preliminary allocation of purchase price to favorable leases and certain owned property is $149 and $71.4 million, respectively based on a 2004 valuation. You later indicate that management believes a portion of the purchase price may be allocated to favorable and unfavorable *contracts*; we assume the leases are different from the contracts, please confirm. In this regard, you should make it clear that no value was allocated in the preliminary allocation to tangible assets and liabilities, the favorable and unfavorable contracts, benefit plan obligations, pharmacy scripts, customer relationships and trade name in the balance sheet. It is inherent in your disclosure regarding favorable leases and certain owned property that you do not plan on obtaining updated valuations for such items and expect to use the 2004 valuation as a basis to assign purchase price at closing. If so, please make that point clear. Tell us how you arrived at the conclusion that the 2004 valuation has not changed substantially to the expected closing date. Finally, please clarify that no amortization for the mentioned items is reflected in the pro forma combined statement of operations.

19. Please supplementally tell us the nature of the $17 million for the contractual premium. If it is similar to a refinancing fee, explain how it is reflected in the pro forma financial statements and whether Rule 11(b)(5) of Regulation S-X disclosure should be presented. Similarly, please tell us the nature of the deferred financing fees of $7.5 million and whether they will be included in the income/loss of the registrant in the proceeding 12 months.

20. Explain to us in detail why the exchange of $448.2 million of long term debt would increase the historical book value of Pathmark net assets acquired in your table at the end of this note.

21. It appears you will record a substantial amount of Goodwill on this transaction, please explain to us in detail the process you have or will perform to ensure all identifiable assets and liabilities are recorded in the purchase price allocation. Please be detailed in your response as to your process and the types of assets or liabilities you anticipate recording. Please note that we may have further comment upon inclusion of Pathmark's assets and operations in your Exchange Act Report financial statements.

22. Please explain to us how you anticipate assigning goodwill to reporting units. In this regard, tell us whether acquisition of Pathmark will result in a segment(s) presentation. If not, please advise whether you anticipate assigning goodwill to a component as defined in paragraph 30 of SFAS no. 142. If so, please define the component for our understanding. If not, please explain how you will evaluate goodwill arising from this proposed acquisition. If you have not evaluated how you will assign goodwill and the related reporting unit determination, we respectfully request such information as soon as it is determined.

Note 4 – Financing, page 144

23. Given the significant changes to long-term debt, please disclose the future maturities of pro forma long-term debt in a note.

24. We presume you used the guidance in EITF 99-12 in calculating the value of equity issued to Pathmark common shareholders. Please explain to us why you used a similar methodology to derive the stock value input for Black Scholes in your valuation of the 2005 warrants. Tell us why you used a pre-merger closing price assumption for the 2000 warrants and disclose what date assumption you will use for such warrants at closing. Lastly, tell us why the roll-over options are valued at the pre-merger closing price assumption for pro forma purposes but will be valued using an *average* closing price a few days surrounding the closing date. In responding to our questions, it may be helpful for our understanding to explain the terms of warrant or option settlement to the extent they impact your decision to use a particular input value for Black Scholes. We may have further comment.

Note 5 – Interest Expense and Income, page 146

25. Please provide a table showing how you determined the incremental adjustment of $48.7 million. Include in the table the amounts of interest expense assumed for the new debt.

Note 6- Investment in Metro, page 146

26. Please supplementally advise why you will use the cost method to account for your investment when it appears it meets the requirements of paragraph 3 to SFAS no. 115. Please advise.

Note 7 – Conforming Accounting Methods, page 147

27. Please explain to us A&P's basis for accruing legal fees associated with all its self-insurance reserves and tell us how the amount of the liability for legal fees of Pathmark was determined. Please be detailed. At February 24, 2007 we note A&P has $133 million accrued for self-insurance reserves. Please tell us how much of this accrual is for legal fees. We may have further comment.

Note 8- Income Tax Effect, page 147

28. Please tell us your basis for including what appears to be a material non-recurring credit directly attributable to the transaction in income. See Rule 11-02(b)5 of Regulation S-X.

Undertakings, page II-2

29. Please revise to include the undertakings required by Item 512(a) of Regulation S-K.

Exhibits 99.4 and 99.5

30. On page 44 and elsewhere in your registration statement, you indicate that you may adjourn the meeting to solicit additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donna DiSilvio, Accountant, at (202) 551- 3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dan Zimmerman, Esq.
        Cahill Gordon & Reindel LLP